

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

October 14, 2010

*Via U.S. Mail and Facsimile*

Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re:** **Sun Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Form 8-K filed July 13, 2010**
> **File No. 000-20957**

Dear Mr. Geisel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc:   John J. Spidi
       *Malizia Spidi & Fisch, PC*